UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009085

February 13, 2004

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AK 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2004

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

Dear Mr. Gearhart:

This is in response to your letter dated January 6, 2004 concerning a shareholder proposal submitted to Wal-Mart by the AFL-CIO Reserve Fund. We also have received a letter on the proponent's behalf dated February 3, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 05 2004
THOMSON
FINANCIAL

Enclosures

cc: William B. Patterson
Director, Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20006

104169

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 3, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by Wal-Mart Stores, Inc.
to omit a shareholder proposal
submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

We are writing in response to the January 6, 2004 letter ("No-Action Request") from Wal-Mart Stores, Inc. ("Wal-Mart" or "the Company"). That letter states Wal-Mart's intention to omit from its proxy materials the non-binding shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Fund"), which urges the Board of Directors to seek shareholder approval of future senior executive participation in the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan (the "Deferred Compensation Plan"), and to implement this policy "in a manner that does not violate any existing employment agreement or executive compensation plan."

As grounds for exclusion Wal-Mart relies on Rules 14a-8(I)(3) and 14a-8(I)(9), arguing that the Proposal is "materially vague, false and misleading" in several respects. We show below that the Company's contentions are without merit, and that the Commission should not permit Wal-Mart to omit the Fund's Proposal.

The Proposal is Not Materially Vague, False and Misleading and Therefore May Not Be Excluded Under Rules 14a-8(i)(3) and 14a-9

1. Wal-Mart acknowledges that the Fund has deliberately targeted its Proposal solely to the issue of "senior executive" compensation, so as to avoid addressing the "ordinary business" of general employee compensation. Indeed, when the Fund submitted the very same Proposal during the 2003 proxy season, the Company raised no objection to the language of the Proposal

itself, but, rather, challenged only the content of the supporting statement. Wal-Mart Stores, Inc. (March 14, 2003) (with certain modifications to supporting statement, Proposal could not be excluded under Rule 14a-8(i)(3) and Rule 14a-9). Nonetheless, the Company now argues that the Proposal itself is inherently vague because it uses the term "senior executive" without further definition. This contention should be rejected.

The Agency itself has consistently used the term "senior executive," *without further defining that term*, to describe what proposals are proper subjects for shareholder vote and inclusion in company proxy statements. See Staff Legal Bulletin No. 14a (July 12, 2002) ("proposals that concern only *senior executive* and director compensation" are not excludable) (emphasis added).

As noted in Xerox Corp. (March 25, 1993), the Agency distinguishes "proposals relating to the compensation of *senior executives* and directors," from those "concerning a company's employment policies and practices for the general workforce":

> The Commission continues to regard issues affecting CEO and other *senior executive* and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning *senior executive* and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations.

Id. (emphasis added). That the Company clearly understands this well established "senior executive" formulation is manifest in Wal-Mart's willingness last year to include yet another proposal using precisely that terminology. See Wal-Mart Stores, Inc. (February 4, 2003) (withdrawing objection to Carpenters benefit fund proposal urging Board to "adopt an executive compensation policy that all future stock option grants to *senior executives* shall be performance-based") (emphasis added). Under these circumstances, the Fund's 2004 Proposal employing the very "senior executive" terminology prescribed by Agency policy cannot be deemed inherently vague and misleading in violation of the SEC Rules.

In this regard, we note that the Staff regularly rejects attempts to exclude proposals using the undefined term, "senior executive." See, e.g., Siebel System, Inc. (April 15, 2003) (wording of proposal, phrased in terms of "management compensation programs" for "*senior executives*," was not false and misleading) (emphasis added); Sprint Corp. (February 18, 2003) (wording of proposal itself, requiring report to shareholders on "the quantification of all economic benefits that flowed to each *senior executive* and director as a result of the shareholder vote on the WorldCom merger," was not false and misleading) (emphasis added). Indeed, in Battle Mountain Gold Co. (February 13, 1992), where a firm sought to exclude a shareholder proposal calling for a cut in "management" salaries and stock options, the Staff rejected the argument that the proposal was false and misleading, and permitted the proponent to clarify whether the proposal was "intended to limit *executive* compensation" (emphasis added).

The Company further argues that the Proposal is inherently vague because it seeks to limit the granting to "senior executives" of a form of compensation (the Deferred Compensation Plan) that the Company allegedly provides to some personnel who are not "senior executives." While we do not concede that the Deferred Compensation Plan includes rank-and-file employees or non-executives, that assertion is immaterial for purposes of the Rule 14a-8(i)(3) analysis. The Proposal does not require shareholder approval of the Plan as a whole, does not address deferred compensation of rank-and-file employees, and does not limit the award of such compensation to anyone other than a "senior executive." Moreover, the Proposal explicitly rules out implementation in any way that would violate the terms of any existing executive compensation plan. In essence, then, the Company is asking the Staff to agree that a firm may treat all proposals limiting "*senior executives'*" receipt of salaries, bonuses or other forms of compensation as per se vague and excludable simply because the firm also makes those same payments or benefits available to other personnel. This argument, too, must be rejected.

2. The Company argues that the Supporting Statement is materially false and misleading in asserting that the Plan "provides senior executives with preferential retirement benefits that are not offered to other employees of the Company." But as Wal-Mart itself describes the Plan, eligibility for participation is limited to "corporate officers" of Wal-Mart or its affiliates who hold the title of Vice President or above, Treasurer, Comptroller, or "an officer title of similar rank" as determined by the Compensation, Nominating and Governance Committee of Wal-Mart's Board of Directors. On its face, this eligibility provision defines a narrowly circumscribed class of high-ranking corporate officers with seemingly responsible, policy-making functions. Thus, the Supporting Statement is substantially accurate in asserting that the benefits available to this elite group of officers are not offered to "other employees of the Company" generally.

Wal-Mart alleges, however, that at least 280 of its "associates" (a term that Wal-Mart fails to define) are officers who hold a sufficiently high corporate title (at least Vice President or comparable rank) to come within the Plan's eligibility definition. But the fact that the Plan happens to include 280 allegedly middle-level officers, out of a total workforce numbering in the hundreds of thousands, does not render the Supporting Statement false and misleading. The thrust of the Fund's assertion remains unassailable: the Company's executive elite certainly does receive preferential treatment when compared to the workforce as a whole.

While not conceding that the Supporting Statement requires correction, if the Staff deems it necessary the Fund would be willing to discuss a clarification, e.g., wording to the effect that the senior executives receive benefits that are not offered to "*most* other employees of the Company."

3. Although Wal-Mart challenges the third paragraph of the supporting Statement, the Company has not demonstrated that any of the factual assertions in that paragraph are inaccurate in any respect. Moreover, the Company fails to specify what aspect of the wording in that paragraph is allegedly false or misleading, or what words purportedly raise a false inference. The Fund submits that the statement is true and intelligible as is, and we urge the Staff to reject the Company's strained and speculative interpretation.

4. As a final matter, the Company challenges the assertion, in the second paragraph of the Supporting Statement, that participating executives receive incentive interest payments after "continuous employment over ten and fifteen-year periods." Wal-Mart's only objection to that assertion is the Fund's failure to state that such payments require at least 10 years' participation in the Plan. Although we do not believe that this aspect of the statement is material in any event, much less materially false or misleading, Wal-Mart's objection could be completely eliminated by as minor a change as, e.g., substituting the word "participation" for the word "employment." As indicated, the Fund is willing to consider such a wording change if the Staff deems it necessary.

Conclusion

The foregoing discussion demonstrates that the Company's arguments for excluding the Proposal are without merit. Moreover, despite the Company's complaints, it is clear that "extensive editing" would not be required in this case. Rather, a few words would suffice to address the Company's rather technical quibbles. Accordingly, the Company should not be permitted to exclude the Proposal under Rules 14a-8(i)(3) and 14a-9. Should you have any questions, please do not hesitate to call me at (202) 637-3900.

Sincerely,

William B. Patterson

William B. Patterson
Director, Office of Investment

cc: Wal-Mart Stores, Inc.

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

RECEIVED
2004 JAN -8 AM 9:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 6, 2003

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by the AFL-CIO Reserve Fund (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2004 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2004 Proxy Materials on or about March 26, 2004 so that it may commence mailing the 2004 Proxy Materials by no later than March 31, 2004. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on December 13, 2003. The Proposal requests that Wal-Mart's Board of Directors seek shareholder approval of future senior executive participation in the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan (the "Plan").

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is materially vague, false, and misleading.

The Proposal is Materially Vague, False, and Misleading (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (avail. July 30, 1992).

The following statements contained in the Proposal cause the Proposal to be materially vague, false, and misleading:

1. The Proposal urges the Board to seek shareholder approval of "senior executive" participation in the Plan without defining "senior executive."

According to the Plan, participation in the Plan is open to any "Eligible Officer." "Eligible Officers" include any individual who is a corporate officer of Wal-Mart or a Related Affiliate (i.e., a business or entity that is, directly or indirectly, 50% or more owned by Wal-Mart) designated by Wal-Mart as a participating employer, and who holds the title of Vice President or above, Treasurer, Controller, or an officer title of similar rank as determined by Wal-Mart's Compensation, Nominating and Governance Committee of the Board of Directors (the "Committee"). In addition, Eligible Officers include divisional officers of Wal-Mart or a Related Affiliate designated by Wal-Mart as a participating employer, and who hold the title of Vice President or above or an officer title of similar rank as determined by the Committee. Approximately 280 associates are Eligible Officers who may participate in the Plan.

Because matters relating to employee compensation are viewed by the Staff as relating to a company's ordinary business operations except when they relate only to executive compensation, the Proponent has attempted to limit the scope of the Proposal to Wal-Mart's "senior executives." However, the Plan dealt with by the Proposal is not so limited. For this reason, the Proposal is inherently vague and indefinite, and neither Wal-Mart's shareholders voting on the Proposal, nor Wal-Mart in attempting to implement the Proposal (if adopted), would be able to determine with any reasonable certainty whose participation must be approved by Wal-Mart's shareholders.

2. The Proposal incorrectly states that the Plan "provides senior executives with preferential retirement benefits that are not offered to other employees of the Company."

As previously stated, participation in the Plan is open to any Eligible Officer, which currently includes approximately 280 associates of the Company. The Proponent's statement misleads shareholders into believing that the Plan only is open to a select few top-level executive officers. However, any associate promoted or hired by the Company who is an Eligible Officer may participate. As such, the Plan is certainly not limited to "senior executives."

3. The Proponent incorrectly states "These above-market interest payments are in addition to the market rate of interest received by executives."

The statement by the Proponent in the third paragraph of the Proposal appears to suggest that participants receive payments for two interest rates under the Plan. This statement will mislead shareholders into believing that participants receive double interest payments for each account. The Plan has one interest rate, set each year, which applies to all amounts deferred under the Plan.

4. The Proponent incorrectly states that participants are eligible to receive "incentive interest" payments after "continuous employment over ten and fifteen-year periods."

This statement by the Proponent is false because participants only receive "incentive interest" payments after participating in the Plan for 10 years. As such, participants may be employed for much longer than 10 years before becoming eligible for "incentive payments," under which the same interest rate applies as all other amounts deferred under the Plan.

As reflected above, the Proposal contains numerous false, misleading, and unsupported statements that will require detailed and extensive editing in order to bring the Proposal into compliance with Rule 14a-9. While the Staff will sometimes permit a proponent to revise its proposal if it contains "specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal" (see Section E.5. of Staff Legal Bulletin No. 14 ("SLB 14")), such revisions are permitted when a proposal contains "relatively minor defects that are easily corrected" and the required revisions "are minor in nature and do not alter the substance of the proposal" (see Section E.1. of SLB 14). However, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" (see Section E.1. of SLB 14). Because the defects in the Proposal, as described above, would require editing of almost every paragraph of the Proposal, Wal-Mart has concluded that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(3).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2004 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, at (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jeffrey J. Gearhart

cc: AFL-CIO Reserve Fund

Enclosures

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 12, 2003

By Facsimile and UPS Next Day Air

Rec'd 12-15-03

Thomas D. Hyde
Secretary
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

Dear Mr. Hyde:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of Wal-Mart Stores, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,700 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

William B. Patterson

William B. Patterson
Director, Office of Investment

Enclosure

Shareholder Proposal

RESOLVED: The shareholders of Wal-Mart Stores, Inc. (the "Company") urge the Board of Directors (the "Board") to seek shareholder approval of future senior executive participation in the Wal-Mart Stores, Inc. Officer Deferred Compensation Plan (the "Deferred Compensation Plan"). The Board shall implement this policy in a manner that does not violate any existing employment agreement or executive compensation plan.

Supporting Statement

We believe the Deferred Compensation Plan provides senior executives with preferential retirement benefits that are not offered to other employees of the Company. Under the Deferred Compensation Plan, participating executives have received above-market interest rates on compensation they have deferred until after they retire. Each year, the interest rate paid on amounts deferred under the Deferred Compensation Plan is determined at the sole discretion of the Board's Compensation Committee.

Although the Company does not disclose the Deferred Compensation Plan interest rate in its 2003 proxy statement, our Company's five most highly paid senior executives received a combined total of $288,797 in above-market interest in the fiscal year ended January 31, 2003. These above-market interest payments are in addition to the market rate of interest that is received by executives. Participating executives also receive "incentive interest" payments after continuous employment over ten and fifteen-year periods.

The interest credited under the Deferred Compensation Plan can amount to a significant portion of a participating executive's total compensation. For example, former CEO David Glass received $113,432 in incentive interest and $400,163 in above-market interest in the fiscal year ended January 31, 2002. These interest payments are equal to more than half of his base salary during this period.

We believe these above-market and incentive interest payments are unnecessary because our Company offers a variety of retirement plans that provide senior executives with opportunities to save for their retirement. Like other employees of our Company, senior executives participate in the Company's 401(k) Plan and its Profit Sharing Plan, which are defined contribution retirement plans. The Profit Sharing Plan's assets are primarily invested in Company stock.

In addition to these plans, senior executives also participate in a Supplemental Executive Retirement Plan. This plan supplements executives' retirement contributions with nonqualified benefits above compensation limits set by the Internal Revenue Code. In the fiscal year ended January 31, 2003, our Company's five most highly compensated executive officers received a combined total of $297,526 under the Supplemental Executive Retirement Plan.

In our opinion, the rate of return on executive deferred compensation should be performance-based, or should at least reflect market returns. Paying above-market interest rates also increases the cost of the Company's Deferred Compensation Plan to shareholders. To help ensure that the terms of the Deferred Compensation Plan are in the best interests of shareholders, we believe that senior executive participation in this plan should be submitted for shareholder approval.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

The proposal urges the board to seek shareholder approval of future senior executive participation in Wal-Mart's Officer Deferred Compensation Plan.

We are unable to concur in your view that Wal-Mart may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the sentence beginning "We believe the Deferred . . ." and ends " . . . of the Company" to clarify that the Officer Deferred Compensation Plan provides senior executives with benefits not offered to most other employees of Wal-Mart; and

- revise the sentence beginning "Participating executives also . . ." and ends " . . . fifteen-year periods" to clarify that incentive interest payments require participation in the Officer Deferred Compensation Plan for at least 10 years.

Accordingly, unless the proponent provides Wal-Mart with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wal-Mart omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor